UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Decision on Acquisition of Shares or Investment Certificates of Other Corporation

(Voluntary Disclosure)

1. Details of Issuing Company	Name of Company	LithiumCo (pseudonym)
	Nationality	Australia	Representative	-
	Capital Stock (KRW)	-	Relationship to Company	-
	Total Number of Shares Issued	-	Main Business	Mining

2. Details of Acquisition	Number of Shares to Be Acquired	-
	Acquisition Amount (KRW)	1,112,080,500,000
	Equity Capital (KRW)	61,450,367,919,684
	Ratio to Equity Capital (%)	1.8
	If Classified as a Large-scale Corporation	Yes
3. Number of Shares Held and Shareholding Ratio after Acquisition	Number of Shares Held	-
	Shareholding Ratio(%)	30
4. Acquisition Method		Cash Acquisition

5. Purpose of Acquisition		Investment in prominent assets to enhance cost-competitiveness of the lithium business

6. Scheduled Acquisition Date		-

7. Date of Board Resolution (Decision Date)		2025-11-11

- Attendance of Outside Directors	Present(No.)	6
	Absent(No.)	-

- Attendance of Auditors(members of Audit Committee)		-

8. If entered into an agreement for Put Option, Call Option, Put Back Option, etc.		No

- Details of agreements		-

9. Other references useful for making investment decisions	- This disclosure pertains to the acquisition of 30% of the shares by POSCO HOLDINGS of the intermediate holding company to be incorporated by Mineral Resources Ltd. in Australia to operate the lithium business.

- Under ‘1. Details of the Issuing Company’, Name of Company, Representative, Capital Stock, and Total Number of Shares Issued have been omitted since the Issuing Company has yet to be incorporated. As soon as the information is generated, an amended disclosure will be submitted.

- Under ‘2. Details of Acquisition’, Number of Shares to Be Acquired remains unstated as the Issuing Company has yet to be incorporated. This information will be provided with an amended disclosure once it is confirmed.

- Under ‘2. Details of Acquisition’, Acquisition amount (in KRW) is USD 765,000,000, which applied the SMBS basic exchange rate (1 USD= 1,453.70) on the date of the Board resolution, or November 11, 2025.

- Item ‘6. Scheduled Acquisition Date’ may change based on the progress of the merger filing in Australia and/or China, FIRB approval in Australia, and/or agreement between the parties.

- Item ‘7. Date of Board Resolution’ refers to the date of resolution by the POSCO HOLDINGS Board.

- The aforementioned schedule and details may change based on the progress of the transaction; any change will be reported by submitting amended disclosures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: November 12 , 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President